Exhibit 99.4

EXECUTION VERSION

CONVERTIBLE LOAN AGREEMENT

This Agreement is dated for reference as of the 11th day of April, 2017,

AMONG:

BATTLE MOUNTAIN GOLD INC.

(the “Borrower”)

AND:

GOLD STANDARD VENTURES CORP.

(the “Lender”)

WITNESSES THAT WHEREAS:

A.	The Lender has agreed to make a unsecured convertible term loan of Cdn.$1,550,000 to the Borrower (the “Loan”), subject to the terms and conditions set out herein.

B.	The parties wish to enter into this Agreement to set out their respective rights and obligations in respect of the Loan.

NOW THEREFORE in consideration of the mutual covenants made hereunder and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms. For the purposes of this Agreement, except where the context otherwise requires, capitalized terms that are used and not otherwise defined shall have the meanings defined in the Arrangement Agreement (as defined below), and the following terms shall have the following meanings:

(a)

“Arrangement Agreement” means the arrangement agreement dated as of April 11, 2017 between the Lender and the Borrower, as amended from time to time, including the schedules thereto and the BMG Disclosure Letter.

(b)	“Change in Recommendation” has the meaning given to it in the Arrangement Agreement.

(c)	“Change of Control” means the occurrence of any of the following events:

(i)

any offeror, other than the Lender, has acquired beneficial ownership of, or the power to exercise control or direction over, or securities convertible into, any Common Shares of the Borrower, that together with the offeror’s securities in relation to the Common Shares of the Borrower, would constitute Common Shares of the Borrower representing more than 50% of the total voting power attached to all Common Shares of the Borrower then outstanding;

(ii)

there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination), other than the arrangement contemplated under the Arrangement Agreement, or merger of the Borrower (1) in which the Borrower is not the continuing or surviving entity, or (2) pursuant to which any Common Shares of the Borrower would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Borrower in which the holders of the Common Shares of the Borrower immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 80% of the Common Shares of the continuing or surviving entity immediately after such transaction; or

(iii)

any Person or group of Persons, other than the Lender, shall succeed in having a sufficient number of its nominees elected as directors of the Borrower such that such nominees, when added to any existing directors after such election who was a nominee of or is an affiliate or related Person of such Person or group of Persons, will constitute a majority of the directors.

(d)	“Closing Date” means the date of the advance of the Loan by the Lender to the Borrower.

(e)	“Common Shares” means common shares in the capital of the Borrower.

(f)	“Conversion” means any of a Maturity Date Conversion or a Superior Proposal Conversion.

(g)	“Conversion Price” means:

(i)	with respect to a Maturity Date Conversion arising from a Maturity Date resulting from an acceleration following an Event of Default, other than Superior Proposal EOD, a price equal to the greater of

(A)	the Discounted Market Price calculated as of the date of the Maturity Date; and

(B)	the volume weighted average price of the Common Shares on the TSX Venture Exchange for the five (5) trading days immediately preceding the Maturity Date; and

(ii)	with respect to a Superior Proposal Conversion, a price equal to the greater of:

(A)	the Discounted Market Price calculated as of the date of the Superior Proposal EOD; and

(B)	Cdn.$0.59 per Common Share.

(h)	“Conversion Shares” means any Common Shares issuable upon the occurrence of a Conversion.

(i)	“Discounted Market Price” has the meaning given to it in TSX Venture Exchange Corporate Finance Policy 1.1.

(j)	“Events of Default” has the meaning given to it in Section 7.1.

(k)	“Guarantor” means any Person who has granted in favour of the Lender a guarantee of the payment and performance of the Obligations, in form and content satisfactory to the Lender, acting reasonably.

(l)	“Indebtedness” has the meaning given to it in Section 2.3.

(m)	“Late Payment Penalty” means an amount equal to $232,500, being 15% of the original Principal advanced under the Loan.

(n)

“Lien” means any mortgage, pledge, lien, assignment by way of security, charge, security interest, trust arrangement in the nature of a security interest, conditional sale or other title retention agreement, equipment trusts, lease financings including by way of sale and lease-back, hypothec, levy, execution, seizure, attachment, garnishment, any option, preferential right or adverse claim constituting an interest in such property, or any other encumbrance in respect of such property.

(o)	“Loan” has the meaning given to it in Preamble A.

(p)	“Loan Term” has the meaning given to it in Section 2.2.

(q)	“Material Adverse Effect” has the meaning given to the defined term “BMG Material Adverse Effect” in the Arrangement Agreement.

(r)

“Maturity Date” means the earlier of (i) August 10, 2017, and (ii) such earlier date as the Loan shall become due as a result of any acceleration thereof following the occurrence of an Event of Default and following the expiry of any applicable curative periods thereof, and pursuant to this terms and conditions of this Agreement.

(s)	“Maturity Date Conversion” has the meaning given to it in Section 3.1.

(t)	“Note” has the meaning given to it in Section 2.3.

(u)	“Obligations” means all of the Borrower’s indebtedness, liabilities and obligations owing to the Lender under this Agreement, the Loan and the related Note.

(v)	“Permitted Indebtedness” means:

(i)	Indebtedness under this Agreement and the Note;

(ii)

indebtedness comprised of (A) amounts owed to trade creditors and accruals in the ordinary course of business or (B) fees and expenses incurred in connection with the Arrangement, in each case, which are not overdue or, if overdue, for less than 30 days past due, would not reasonably be expected to result in a Material Adverse Effect;

(iii)	any indebtedness approved by the Lender that is postponed to the Obligations, such consent not to be unreasonably withheld;

(iv)	any guarantee or indemnity in respect of Permitted Indebtedness;

(v)	any other indebtedness which the Lender agrees in writing is Permitted Indebtedness for the purposes of this Agreement;

(vi)

any indebtedness under capital leases and purchase money obligations, provided that the aggregate capital value of all such items so leased or purchased under or in respect of such capital leases and purchase money obligations do not exceed $50,000 for the Borrower at any time; and

(vii)

any indebtedness relating to employee benefit plans or compensation entered into in the ordinary course of business, consistent with past practices and provided always that such indebtedness is not overdue.

(w)	“Permitted Lien” any Lien disclosed in the Arrangement Agreement or consented to in writing from time to time by the Lender, acting reasonably.

(x)

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or Lender with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted.

(y)	“Principal” has the meaning given to it in Section 2.1.

(z)	“Securities” means the Note and the Conversion Shares.

(aa)	“Superior Proposal” has the meaning given to it in the Arrangement Agreement.

(bb)	“Superior Proposal Conversion” has the meaning given to it in Section 3.2.

(cc)	“Superior Proposal EOD” means the occurrence of an Event of Default under Sections 7.1(j) and 7.1(k) without giving any effect to any cure periods set out in Section 7.1.

(dd)	“Transaction Documents” has the meaning given to it in Section 4.1.

(ee)	“TSX Approval” has the meaning given to it in Section 6.1(a).

(ff)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

ARTICLE 2
LOAN

2.1 The Loan. Subject to the terms and conditions of this Agreement, the Lender agrees to advance a loan to the Borrower with a principal amount equal to $1,550,000 in the lawful money of Canada (the “Principal”).

2.2 Term of the Loan. The term of the Loan (the “Loan Term”) is the period commencing on the Closing Date and ending on the Maturity Date. For greater certainty, the Loan shall mature on the end of the Loan Term and on the Maturity Date.

2.3 Convertible Promissory Note. For the advance of the Principal made hereunder by the Lender to the Borrower, the Borrower will issue to the Lender on such date of advance, as evidence of the indebtedness of the Borrower to the Lender under this Agreement and on account of the Loan (the

“Indebtedness”), a convertible promissory note (a “Note”) substantially in the form attached hereto as Schedule A.

2.4	Principal and Interest Payments and Repayment of the Loan.

(a)

The outstanding Principal shall bear interest at a rate equal to 5.00% per annum, payable on the Maturity Date only. Such interest amounts will be calculated on a non- compounding basis on the amount advanced by the Lender to the Borrower and outstanding from time to time, from the date of the initial advance of the Loan and shall continue before and after maturity, default or judgment (and shall accrue on the Late Payment Penalty) until payment in full has been received by the Lender or such amounts have been converted into the Conversion Shares, in each case, as contemplated herein.

(b)	On the Maturity Date, the outstanding Principal and unpaid interest accruing thereon, subject to any Conversion, shall be due and payable.

(c)

Following the Maturity Date, the Late Payment Penalty shall be due and payable. Such amount shall be added to the Indebtedness and interest at the same rate as set out in Section 2.4(a) shall accrue on the Late Payment Penalty.

To the extent that applicable law requires any amounts payable by the Borrower to the Lender hereunder to be withheld and remitted to relevant taxation authorities, the Borrower shall be permitted, at its option:

(a)	to withhold such amounts directly from such payments hereunder and remit such amounts to such authorities; or

(b)	to withhold an equal amount from amounts otherwise owing by the Borrower to the Lender and remit such equal amount to such authorities,

and, in either case upon doing so, shall be deemed to have satisfied in full its obligations to make such payments to the Lender. If the Borrower withholds any such amounts, the Borrower will promptly notify the Lender in writing of the reason for such withholding, and will provide reasonable assistance to the Borrower to recover any such amounts from the relevant taxation authorities.

2.5 Prepayment. The Borrower may prepay the Loan, in full or in part, plus any accrued and unpaid interest thereon, upon giving five Business Days’ prior written notice thereof to the Lender.

2.6 Use of Proceeds. The Borrower shall use the proceeds of the Loan made hereunder for working capital and general corporate purposes of the Borrower.

ARTICLE 3
CONVERSION

3.1 Maturity Date Conversion. If the Obligations or any portions thereof are not repaid and satisfied in full on or before the Maturity Date (other than a Maturity Date resulting from an acceleration arising from a Superior Proposal EOD), then immediately at the option of the Lender, which may be exercised in the Lender’s sole discretion by giving written notice thereof to the Borrower within five (5) Business Days thereof, the outstanding Principal plus any accrued but unpaid interest thereon, and the Late Payment Penalty shall be converted into Conversion Shares at the applicable Conversion Price (such conversion, a “Maturity Date Conversion”).

3.2 Superior Proposal Conversion. Upon the occurrence of a Superior Proposal EOD prior to the Maturity Date, then immediately at the option of the Lender, which may be exercised in the Lender’s sole discretion by giving written notice thereof to the Borrower within five (5) Business Days thereof, the outstanding Principal plus any accrued but unpaid interest thereon shall be converted into Conversion Shares at the applicable Conversion Price (such conversion, a “Superior Proposal Conversion”).

3.3 No Fractional Securities. No fractional Conversion Shares shall be issued and if any Conversion would result in the Lender being entitled to receive a fraction of a Conversion Share, the Borrower or shall instead issue upon such Conversion the next lesser whole number of securities.

3.4 Adjustments. The Conversion Price and the number of Conversion Shares issuable pursuant to this Article 3 shall be subject to adjustment as follows:

(a)	If the Borrower:

(i)	pays, issues or distributes to all or substantially all of its shareholders:

(A)	a stock dividend, or

(B)	assets (other than cash dividends payable out of earnings of surplus in the ordinary course of business), or

(ii)	effects a split or subdivision of the outstanding Common Shares,

the applicable Conversion Price then in effect immediately before the split, subdivision or dividend shall be proportionately decreased, and conversely, if the Borrower combines the outstanding Common Shares into a smaller number of Common Shares, the applicable Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective or in the case of a stock dividend on the record date fixed for such stock dividend.

(b)

In the event the Common Shares are changed into the same or a different number of shares of any class or classes of capital stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Article 3), then and in any such event Lender shall have the right thereafter to receive, upon a Conversion, the kind and amount of capital stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Common Shares into which such amount to be converted shall be convertible, all subject to further adjustment as provided herein.

(c)

If there is a capital reorganization of the Common Shares (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Article 3) or a merger or consolidation of the Borrower with or into another entity, or the sale of all or substantially all of the Borrower’s properties and assets to any other entity, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that Lender shall thereafter be entitled to receive, upon a Conversion, the number of shares of capital stock or other securities or property to which a holder of the number of Conversion Shares issuable upon such conversion would have been entitled to receive on such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article 3 with respect to the rights of Lender after the reorganization, merger, consolidation or sale to the end that the provisions of this Article 3 (including adjustment of the applicable Conversion Price then in effect and the number of Conversion Shares issuable upon a Conversion) shall be applicable after that event and be as nearly equivalent as may be practicable.

(d)

If an event not specifically enumerated in this Article 4 occurs that has substantially the same economic effect on any Conversion as those specifically enumerated shall occur, then, subject to applicable Securities Laws and receipt of all regulatory approvals, including approvals of the TSX Venture Exchange (which the Borrower covenants to use commercially reasonable efforts to obtain), this Article 4 shall be construed liberally in order to give any Conversion the benefit of the protections provided under this Article 4. The Borrower’s board of directors shall make an appropriate adjustment to the applicable Conversion Price so as to protect the rights of Lender or to avoid the recognition by the holders of Common Shares of income subject to federal income tax; provided that, no such adjustment pursuant to this sentence shall decrease the number of Common Shares then issuable upon a Conversion.

(e)

If, at any time, the Lender exercises its conversion rights before the record date and before the occurrence of an event, for which this Section 3.4 requires that an adjustment shall become effective immediately before the record date for such event, the Borrower may defer issuing to the Lender the additional Conversion Shares issuable, by reason of the adjustment required by such event, until the occurrence of such event. In the event of such an adjustment, the Borrower shall deliver to the Lender an appropriate instrument evidencing the Lender’s right to receive such additional Conversion Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Conversion Shares declared in favour of the holders of Common Shares on and before the date of conversion or such later date as such holder would, but for the provisions of this Section 3.4, have become the holder of record of such additional Conversion Shares.

(f)

The adjustments provided for in this Section 3.4 are cumulative and will be computed to the nearer one-tenth of one cent and will be made successively whenever an event referred to in this Section 3.4 occurs.

(g)

If the Borrower sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Conversion Price shall be made.

3.5	Mechanics of Conversion. At the time of any Conversion:

(a)	the Borrower shall deliver to the Lender:

(i)

upon receipt of the Note or an affidavit of loss evidencing the Indebtedness converted, a certificate or other document evidencing the Conversion Shares issued upon any Conversion of the Lender’s Principal, interest and Late Payment Penalty in accordance with such Conversion, as applicable; and

(ii)

an opinion of counsel satisfactory to the Lender, acting reasonably, to the effect that the Conversion Shares will be duly and validly issued, fully paid and non- assessable, free from pre-emptive rights, and issued in compliance with applicable Securities Laws; and

(b)

the Lender shall deliver to the Borrower the outstanding Note or an affidavit of loss evidencing the Indebtedness converted. Irrespective of such surrender of the Note, the Lender entitled to receive the Conversion Shares issuable upon any Conversion shall be treated for all purposes as the record holder of such Conversion Shares as of the date of the closing of such Conversion and the Note evidencing the indebtedness so converted shall be cancelled by the Borrower and the Borrower shall have no further obligation to pay the Lender thereunder or hereunder.

3.6 Duly and Validly Issued. The Borrower covenants with the Lender that the Conversion Shares issued to the Lender upon a Conversion under this Article shall be duly and validly created and authorized and will be issued and delivered as fully paid and non-assessable securities.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Borrower. To induce the Lender to make the loan contemplated under this Agreement, the Borrower hereby makes the following representations and warranties which shall forever survive the execution and delivery of this Agreement, the Note and any Conversion Shares (together this Agreement and the Note are the “Transaction Documents”):

(a)	the Borrower is a company incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation;

(b)

each of the Transaction Documents, when executed and delivered, will constitute legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally;

(c)

the execution, delivery and performance by the Borrower of the Transaction Documents, the incurrence of the Indebtedness under the Loan and the related Note, and the issuance of the applicable Conversion Shares, have been duly authorized by all requisite corporate, and if required, shareholder, action on the part of the Borrower;

(d)	neither the execution and delivery of the Transaction Documents nor, subject to obtaining the TSX Approval, compliance with the terms, conditions and provisions thereof:

(i)	will conflict with or result in a breach of any of the terms, conditions or provisions of:

(A)	the constating documents of the Borrower or the terms of any class or series of shares of the Borrower;

(B)	any agreement, instrument or arrangement to which the Borrower is now a party or by which it is or may be bound, or constitute a default thereunder;

(C)	any judgment or order, writ, injunction or decree of any court; or

(D)	any applicable law or governmental regulation;

(ii)	will contravene, conflict with or result in a violation or breach of, or trigger any Material Adverse Effect in the affairs of the Borrower;

(iii)	will give rise to any pre-emptive right (which has not been waived or will be waived prior to the closing of the transactions contemplated hereunder) or give any person the right to:

(A)

trigger or accelerate the maturity or performance of any contract, golden parachute or any other provision in any contract, to which the Borrower is a party or trigger the payment of any monies by the Borrower which would not otherwise be payable; or

(B)	cancel, terminate or modify any contract to which the Borrower is a party;

(iv)	will require the Borrower to obtain any consent, license, certification or approval from any third party which has not been duly obtained;

(e)

upon receipt of the proceeds of the Loan by the Borrower, the Note issued in respect thereof will be duly and validly created and authorized and will be issued and delivered as fully paid to the Lender in compliance with all applicable Securities Laws, and the Lender will be the legal and registered owner of the Note and, upon issuance, the Conversion Shares, all of which will be free and clear of all pre-emptive rights, mortgages, liens, charges, security interests, adverse claims, pledges and demands whatsoever arising by reason of the acts or omissions of the Borrower, other than under applicable Securities Laws;

(f)

the Borrower is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has the Borrower made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. The Borrower has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Borrower or any of its property or assets and no execution or distress has been levied upon any of its property or assets of the Borrower. No act or proceeding has been taken or authorized by or against the Borrower with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Borrower nor have any such proceedings been authorized by any other person;

(g)	except as would not reasonably be expected to result in a Material Adverse Effect, the Borrower is in compliance with the terms of all contracts to which it is a party;

(h)

the Borrower is in material compliance with the requirements of all applicable laws, rules, regulations and decrees, directives and orders of any governmental authority that are applicable to it or to any of its properties, and has obtained all material licenses and permits that are necessary for the conduct of its business;

(i)

there are no actions, suits or proceedings, including appeals or applications for review or any pending actions, suits or proceedings, against the Borrower before any court or administrative agency which could reasonably be expected to result in a Material Adverse Effect;

(j)

except as would not reasonably be expected to result in a Material Adverse Effect, the Borrower has good and marketable legal and beneficial title to all of its property and assets, free and clear of any and all security interests, liens, charges and encumbrances;

(k)

any taxes and assessments and government charges or liens imposed on property, earnings, labour or materials which might result in a lien or charge upon the property of the Borrower have been paid by the Borrower, unless such taxes, assessments, charges or liens are being diligently contested in good faith and in respect of which (i) an amount in cash sufficient to pay such taxes, assessments, charges or other statutory Liens or security interests shall have been deposited with a court, a taxing or assessing authority or the Lender or (ii) a surety bond, satisfactory to the Lender, for such amount shall have been deposited with the Lender; and

(l)

minority shareholders’ approval of the Borrower and the requirement for a valuation with respect to the Loan and the Indebtedness under this Agreement and the Note are not required pursuant to Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions.

4.2 Reliance and Indemnity. The Lender is relying on the representations and warranties set forth in Section 4.1, notwithstanding any investigation or enquiries made by the Lender or waiver of any conditions to advancing funds under this Agreement; and the Borrower agrees to indemnify and save harmless the Lender from and against all losses, damages, costs, or expenses, including legal costs as between a solicitor and own client, suffered or incurred by the Lender as a result of or in connection with any of those representations or warranties being incorrect or breached.

4.3 Representations and Warranties of Lender. The Lender hereby represents and warrants to the Borrower that:

(a)	the Lender is a company incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation;

(b)

this Agreement constitutes a legal, valid and binding obligation of the Lender enforceable against the Lender in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally;

(c)	the execution, delivery and performance by the Lender of this Agreement and the advance of the Loan have been duly authorized by all requisite corporate action on the part of the Lender;

(d)

neither the execution and delivery of this Agreement nor compliance with the terms, conditions and provisions hereof will conflict with or result in a breach of any of the terms, conditions or provisions of:

(i)	the constating documents of the Lender or the terms of any class or series of shares of the Lender;

(ii)	any agreement, instrument or arrangement to which the Lender is now a party or by which it is or may be bound, or constitute a default thereunder;

(iii)	any judgment or order, writ, injunction or decree of any court; or

(iv)	any applicable law or governmental regulation;

(e)	the Lender is an “accredited investor” within the meaning of Canadian Securities Administrators’ National Instrument 45-106 Prospectus Exemptions;

(f)

the Lender is or will be acquiring securities for its own account as principal and not for the benefit of any other person for investment purposes and not with a view to, or for sale in connection with, any distribution thereof;

(g)

the Lender did not receive an offer to acquire the Securities within the United States of America, any of its territories or possessions or the District of Columbia (the “United States”), and it did not execute this Agreement or otherwise place its order to acquire the Securities from within the United States;

(h)

there are restrictions on the ability of the Lender to resell the Securities and it is the responsibility of the Lender to find out what those restrictions are and to comply with them before selling any Securities;

(i)

if required by applicable Securities Laws or the rules or policies of the TSX Venture Exchange, the Lender will execute, deliver and file or assist the Borrower in filing such reports, undertakings and other documents with respect to the issue and/or sale of the Securities as may be required by any securities commission, stock exchange or other regulatory authority; and

(j)

the certificates or any non-certificated electronic positions representing the Securities will bear or be bound by, a legend substantially in the following form and with the necessary information inserted:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [date that is four months and a day from the Closing Date].”

4.4 Survival of Representations and Warranties of the Lender. The representations and warranties of the Lender contained in this Agreement will survive the execution of this Agreement.

4.5 Reliance and Indemnity. The Borrower is relying on the representations and warranties set forth in Section 4.3, notwithstanding any investigation or enquiries made by the Borrower or waiver of any conditions to advancing funds under this Agreement; and the Lender agrees to indemnify and save harmless the Borrower from and against all losses, damages, costs, or expenses, including legal costs as between a solicitor and own client, suffered or incurred by the Borrower as a result of or in connection with any of those representations or warranties being incorrect or breached.

ARTICLE 5
COVENANTS

5.1 Affirmative Covenants of the Borrower. The Borrower covenants and agrees with the Lender, until the Obligations are satisfied in full, unless the Lender shall otherwise consent in writing, that it shall:

(a)

duly and and punctually pay and perform its Indebtedness, liabilities and Obligations hereunder and under the Transaction Documents at the times and places and in the manner required by the terms hereof and thereof, and, except as disclosed in or permitted by the Arrangement Agreement, satisfy its other obligations as required in the ordinary course;

(b)

pay and discharge promptly all taxes, assessments and other governmental charges imposed upon it, upon its property or any part thereof, or upon its income or profits or any part thereof, except that the Borrower shall not be required to pay or cause to be paid any tax, assessment or other governmental charge not yet past due or that is being contested in good faith by appropriate proceedings and in respect of which (i) an amount in cash sufficient to pay such taxes, assessments, charges or other statutory Liens or security interests shall have been deposited with a court, a taxing or assessing authority or the Lender or (ii) a surety bond, satisfactory to the Lender, for such amount shall have been deposited with the Lender, or where the failure to pay or discharge the same would not reasonably be expected to have a Material Adverse Effect;

(c)

preserve and maintain its existence, licenses, rights, franchises, and privileges in the jurisdiction of its incorporation and all authorizations, consents, approvals, orders, licenses, exemptions from or registrations with, any court or governmental department, public body, authority, commission, board, bureau, agency or instrumentality that is necessary for the transaction of its business, and qualify and remain qualified to do business in each jurisdiction in which such qualification is necessary in view of its business or the ownership or leasing of its properties, except to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect;

(d)

maintain, preserve and protect all of its properties in good order and condition, subject to wear and tear in the ordinary course of business, except for any failure to do so that would not reasonably be expected to have a Material Adverse Effect;

(e)

comply with the requirements of all applicable laws, rules, regulations and orders of any governmental authority, non-compliance with which might materially adversely affect the financial condition or operations of the Borrower, except that the Borrower need not comply with a requirement then being contested by it in good faith by appropriate proceedings or to the extent that any failure to so comply would not reasonably be expected to have a Material Adverse Effect;

(f)	allow the Lender access to visit and inspect its assets, property, premises, books and records at reasonable times upon reasonable notice;

(g)	maintain adequate and appropriate insurance on the Borrower’s assets and have the Lender named as a loss payee or additional insured, as applicable, under such policies;

(h)	inform the Lender of any event or action which could reasonably be expected to have a Material Adverse Effect;

(i)	keep and maintain its books of account and other accounting records in accordance with applicable accounting standards in effect in Canada;

(j)	provide the Lender with information and financial data as it may reasonably request from time to time;

(k)

notify the Lender of (a) any material litigation commenced or threatened against the Borrower and furnish the Lender with copies of documents filed in any such material litigation or proceedings at the Lender's reasonable request, (b) any Material Adverse Effect, or (c) the occurrence of any Event of Default or any event which, with the giving of notice or lapse of time or otherwise, could reasonably give rise to an Event of Default;

(l)	notify the Lender at least 30 days in advance of any name changes of the Borrower or any change in operational locations or locations of property and assets;

(m)	use the proceeds of the Loan solely for the purpose set forth in Section 2.6; and

(n)

forthwith at any time and from time to time upon request by the Lender, do, execute, acknowledge and deliver each and every further act, deed, document, instrument or assurance as the Lender may reasonably require for the better accomplishing or effectuating the intention of this Agreement and any other Transaction Document.

5.2 Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender, until the Obligations are satisfied in full, unless the Lender shall otherwise consent in writing, that it shall not:

(a)	directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any indebtedness other than Permitted Indebtedness;

(b)

invest money in or lend money to any person, firm, joint venture, partnership, company or corporation, other than a wholly-owned subsidiary of the Borrower who is also a Guarantor, whether by way of loan, acquisition of shares, acquisition of debt obligations or in any other way whatsoever;

(c)	permit any Lien on its property or assets other than Permitted Liens;

(d)	declare or provide for any dividends or other payments or distributions based on share capital;

(e)	convey, sell, lease, license, assign, transfer or otherwise dispose of any of its properties or assets other than in the ordinary course of business;

(f)	cease to carry on the business currently being carried on by it at the date of this Agreement;

(g)

incur, or commit to incur any capital expenditures unless the aggregate cost of which, when totalled with the aggregate cost of all other capital expenditures in the same calendar year, does not exceed $50,000;

(h)	consummate or agree to consummate any purchase or acquisition of any property or assets (including shares of stock and other equity interests), except: (i) in the ordinary course of business, so long as (A) the aggregate cost of such purchase or acquisition, when totalled with the aggregate cost of all other purchases and acquisitions made during the same calendar year, does not exceed $50,000; or (B) such purchase or acquisition would not result in a Change of Control; or (ii) as contemplated in Section 2.6 of this Agreement;

(i)

enter into any scheme for the reconstruction or reorganization of it or for the consolidation, amalgamation, merger, arrangement or similar transaction of it with or into any other person other than in connection with any transactions pursuant to or contemplated in the Arrangement Agreement; or

(j)

enter into any agreement or consent to or approve any action that would result in a Change of Control of the Borrower (other than in connection with any transactions pursuant to or contemplated in the Arrangement Agreement).

ARTICLE 6
DISBURSEMENT CONDITIONS AND CLOSING

6.1 Disbursement Conditions of the Lender. The obligation of the Lender to advance the Loan under this Agreement is subject to the satisfaction of each of the following conditions precedent:

(a)

the Borrower shall have received all consents and waivers required under applicable law or agreements to permit the issuance of the Note and the allotment and issuance of the applicable Conversion Shares, including without limitation, approval thereof by the TSX Venture Exchange (the “TSX Approval”) and reliance on such exemptions from obtaining minority shareholders’ approval of the Borrower and the requirement for a valuation with respect to the Loan and the Indebtedness under this Agreement and the Note provided for under Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions;

(b)	the Borrower has executed and delivered to the Lender the Note in the amount of the Loan evidenced thereby, in form and content satisfactory to the Lender, acting reasonably;

(c)	receipt by the Lender of the following documents, each in full force and effect, unamended, in form and substance satisfactory to the Lender, acting reasonably:

(i)	duly executed copies of the Transaction Documents;

(ii)	certificate of good standing, status or compliance or other similar type of evidence of good standing for the Borrower;

(iii)	certified copy of the constating documents of the Borrower;

(iv)	certified copy of the resolutions of the Borrower authorizing the execution, delivery, and performance of the Obligations under the Transaction Documents;

(v)	certified copy of certificate of incumbency of the directors and officers of the Borrower;

(vi)	an opinion of counsel of the Borrower in respect of the Transaction Documents; and

(vii)	a certificate signed by a senior officer of the Borrower certifying that the conditions precedent in paragraphs (a), (d), (e), (f) and (g) have been satisfied;

(d)	no Material Adverse Effect has arisen or occurred;

(e)	no Material Adverse Effect will arise or occur as a result of the advance of the Loan or the incurring of the Indebtedness thereunder;

(f)

the Borrower has complied with all of its covenants contained in this Agreement, and all of the representations and warranties of the Borrower contained in this Agreement and the Note are true and correct; and

(g)	no Event of Default shall be in effect.

6.2 Waiver and Termination. The conditions precedent in Section 6.1 are inserted for the sole benefit of the Lender and may be waived in writing by the Lender, in whole or in part, with or without conditions, as the Lender may determine. If this Agreement has been fully executed and delivered by both of the Borrower and the Lender but any conditions precedent set out in Section 6.1 have not been satisfied or waived within one (1) month (or such longer period as may be agreed to by the Borrower and the Lender) of the execution and delivery of this Agreement, then this Agreement and any obligation of the Lender to advance the Loan shall terminate and be of no force and effect.

ARTICLE 7
EVENTS OF DEFAULT

7.1 Events of Default. The Borrower shall be in default under this Agreement, unless waived by the Lender, in any of the following events (each an “Event of Default” and together “Events of Default”):

(a)	the Borrower failing to pay to the Lender when due any Principal or interest or any other amounts paying under the Indebtedness, this Agreement, the Note or any other Transaction Document;

(b)

except as otherwise provided herein, the Borrower committing a breach of, or defaulting in the due and prompt performance or observance of, any of its covenants or obligations hereunder or any other Transaction Document;

(c)

any representation or warranty contained herein or any other Transaction Document, being or proving to be untrue or incorrect in any material respect as of the date on which such representation or warranty is made or any such representation or warranty being or proving to be untrue or incorrect in any material respect at any time thereafter with reference to the facts subsisting at that time;

(d)

a judgment or order is obtained against the Borrower for an amount in excess of $50,000, in the aggregate, which remains unsatisfied, undischarged, unvacated, unbinded or unstayed for a period of 30 days during which such judgment shall not be on appeal or execution thereof shall not be effectively stayed;

(e)

the property (either real or personal property) of the Borrower shall be seized (including by way of execution, attachment, garnishment or distraint) or any Lien, other than Permitted Liens, thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations of the Borrower, or any sheriff civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under applicable laws whereunder such remedies are provided, and the fair market value of all such affected property is in excess of $100,000, in the aggregate;

(f)

if any material provision of any Transaction Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by the Borrower or if any Lien, other than a Permitted Lien, constituted pursuant to the Transaction Documents ceases to have the priority contemplated therein;

(g)

any event or condition that results in any indebtedness of the Borrower becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any indebtedness of the Borrower or any trustee or agent on its or their behalf to cause any indebtedness of the Borrower to become due or require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(h)	the Borrower ceases carrying on business, or a substantial part thereof, or sells, leases, assigns, transfers, conveys or otherwise disposes of all or substantially all of its property or assets;

(i)	a Change of Control shall have occurred;

(j)	the acceptance of the Borrower of a Superior Proposal;

(k)	the directors of the Borrower have issued a Change in Recommendation;

(l)	if any event or circumstance has occurred and is continuing which, in the opinion of the Lender, acting reasonably, has had or would reasonably be expected to have a Material Adverse Effect;

(m)

an order being made, a petition being filed or a resolution being passed for the winding up, dissolution or liquidation of the Borrower or for the suspension of the operations of the Borrower, except, with respect to suspension of the operations of the Borrower, as provided for or contemplated in the Arrangement Agreement;

(n)

any execution, extent or sequestration or other process of any court becoming enforceable against the Borrower, as applicable, or a distress or analogous process being levied against any substantial part of the property of the Borrower, and such execution, extent, sequestration, distress or other process not being released, vacated or fully bonded within 30 days after becoming enforceable or levied, as the case may be;

(o)

the Borrower (i) becoming insolvent; (ii) voluntarily commencing any proceeding or filing any petition seeking relief under the Bankruptcy and Insolvency Act, the Companies’ Creditors Arrangement Act or any similar act; (iii) committing an act of bankruptcy; (iv) applying for or consenting to the appointment of a custodian, liquidator, sequestrator, conservator, receiver, receiver and manager, receiver-manager or trustee or any other person with similar powers for the Borrower, or for any substantial part of the property of the Borrower; (v) making an assignment for the benefit of creditors or a proposal or similar action under the Bankruptcy and Insolvency Act or the Companies’ Creditors Arrangement Act or any similar act; (vi) commencing any other proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, except as provided for or contemplated in the Arrangement Agreement or (vii) by any act indicating its consent to, approval of, or acquiescence in, any such proceeding, except as provided for or contemplated in the Arrangement Agreement;

(p)

(i) a petition or case being filed or presented against the Borrower pursuant to the Bankruptcy and Insolvency Act or the Companies’ Creditors Arrangement Act or any similar act or (ii) a petition or case being filed or presented seeking the appointment of a custodian, liquidator, sequestrator, conservator, receiver, receiver and manager, receiver- manager or trustee or any other person with similar powers for the Borrower, or for any substantial part of the property of the Borrower, and, in the case of each of foregoing clause (i) and clause (ii), such petition or case not being dismissed within 30 days of its filing or presentment; and

(q)

a custodian, liquidator, sequestrator, conservator, receiver, receiver and manager, receiver-manager or trustee or any other person with similar powers being appointed for the Borrower, or for any substantial part of the property of the Borrower and such appointment shall continue for 30 consecutive days without having been vacated or discharged;

provided that an Event of Default, other than those set out in paragraphs (a), (d), (n), (p) and (q), shall cease to constitute an Event of Default if such Event of Default is curable and if the Borrower cures the same within ten (10) days of the earlier of (i) the Borrower becoming aware of such Event of Default or (ii) receipt by the Borrower of written notice of such Event of Default.

7.2 Acceleration. Upon the occurrence of an Event of Default which is continuing and the expiry of any applicable curative periods, the Lender may deliver a demand to the Borrower and upon receipt by the Borrower of such demand, the Principal referred to in the demand and any accrued and unpaid interest thereon, and if applicable, the Late Payment Penalty, shall immediately become due and payable; provided that upon the occurrence of any Event of Default set out in Sections 7.1(m), 7.1(n), 7.1(o), 7.1(p), and 7.1(q), all of the Obligations (including without limitation, the Late Payment Penalty, if applicable) then outstanding shall automatically become due and payable in each case, without protest, presentment, demand or further notice of any kind, of which are expressly waived by the Borrower.

ARTICLE 8
GENERAL PROVISIONS

8.1 Expenses. All reasonable expenses (including reasonable legal fees, professional fees, due diligence investigation fees, disbursements, out of pocket costs and all taxes thereon) (collectively, the “Transaction Costs”) incurred by the Lender in connection with the loan transactions contemplated hereby, up to a maximum of $7,500, shall be payable by the Borrower on the Maturity Date.

8.2 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereby agree that the Supreme Court of British Columbia shall have non-exclusive jurisdiction to hear and determine all disputes arising hereunder. The undersigned irrevocably attorn to the non-exclusive jurisdiction of said court and consent to the commencement of proceedings in such court. This provision shall not be construed to affect the rights of the Lender to enforce a judgment or award outside said province, including the right to record and enforce a judgment or award in any other jurisdiction.

8.3 Severability. If any provision of this Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Agreement shall not be affected thereby and shall remain valid and enforceable.

8.4 Notices. Any demand, notice or communication required or permitted to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by electronic means of communication addressed to the respective parties as follows:

To the Borrower:

Battle Mountain Gold Inc.
300 – 1055 West Hastings Street
Vancouver, BC	V6E 2E9
Attention:	Chet Idziszek, President and Chief Executive Officer
Facsimile:	604.331.8772
Email:	[Redacted for privacy reasons]

with a copy to:

Dentons Canada LLP
250 Howe Street, 20th Floor
Vancouver, BC	V6C 3R8
Attention:	Gary Sollis
Facsimile:	604-683-5214
Email:	gary.sollis@dentons.com

To the Lender:

Gold Standard Ventures Corp.
610 – 815 West Hastings Street
Vancouver, BC	V6C 1B4
Attention:	Jonathan Awde, President and Chief Executive Officer
Facsimile:	604.687.3567
Email:	jonathan@goldstandardv.com

with a copy to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
Vancouver, BC	V7X 1T2
Attention:	Graeme Martindale

Facsimile:	604.622.5916
Email:	gmartindale@blg.com

or to such other address or email address as any party may from time to time notify the other in accordance with this Section 8.4. Any demand, notice or communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof to the office of the party for whom it is intended, or, if made or given by electronic means of communication, on the first business day following the transmittal thereof to the office of the party for whom it is intended.

8.5 Interpretation. In this Agreement, Sections, Subsections, Paragraphs and Subparagraphs may be referred to by use of the term “Section” followed by a numerical and alphabetical reference without further description. Words (including defined terms) using or importing the singular number include the plural and vice versa and words importing one gender only shall include all genders and words importing persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise.

8.6 Schedules. The schedules attached to this Agreement shall form part of this Agreement and any reference to a “Schedule” herein shall be to a Schedule attached hereto.

8.7 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or email exchange of signature pages, each of which when executed shall be deemed to be an original and such counterparts together shall be but one and the same instrument.

8.8 Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

8.9 Enurement. This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, personal representatives, executors, successors and assigns. Neither party hereunder shall assign this Agreement or the Note, in whole or in part, without the prior written consent of the other party.

8.10 Amendments and Waivers. Any provision of this Agreement may be amended only if the Borrower and the Lender so agree in writing and may be waived only if the Lender agrees in writing. Any such waiver and any consent by the Lender under any provision of this Agreement must be in writing and may be given subject to any conditions thought fit by the Lender. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

8.11 Criminal Code Compliance. In this Section 8.11 the terms “interest”, “criminal rate” and “credit advanced” have the meanings ascribed to them in section 347 of the Criminal Code (Canada) as amended from time to time. Each of the Borrower and the Lender confirm that it is their belief that the Conversion Shares do not constitute “interest” as defined in section 347 of the Criminal Code (Canada). The Borrower and the Lender agree that, notwithstanding any agreement to the contrary, no interest on the credit advanced by the Lender under this Agreement will be payable in excess of that permitted under the laws of Canada. If the effective rate of interest, calculated in accordance with generally accepted actuarial practices and principles, would exceed the criminal rate on the credit advanced, then:

(a)	the elements of return which fall within the term “interest” shall be reduced to the extent necessary to eliminate such excess;

(b)	any remaining excess that has been paid will be credited towards prepayment of Principal; and

(c)	any overpayment that may remain after such crediting will be returned forthwith to the Borrower upon demand;

and, in the event of dispute, a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall perform the relevant calculations and determine the reductions, modifications and credits necessary to effect the foregoing and the same will be conclusive and binding on the parties. The Transaction Documents shall automatically be modified to reflect such modifications without the necessity of any further act or deed of the Lender and the Borrower to give effect to them.

8.12 Further Acts. Each of the parties to this Agreement shall at the request of any other party, and at the expense of the Borrower, execute and deliver any further documents and do all acts and things as that party may reasonably require in order to carry out the true intent and meaning of this Agreement.

8.13 Entire Agreement. The Transaction Documents above constitute the entire agreement between the parties to this Agreement with respect to the subject matter thereof and supersede all prior negotiations, proposals and agreements, whether oral or written, with respect to the subject matter thereof.

[Signature page follows]

IN WITNESS WHEREOF the parties have signed, sealed and delivered this agreement as of the date first written above.

BATTLE MOUNTAIN GOLD INC.,
 as Borrower

By:	(signed) “Chet Idziszek”
Authorized Signatory

GOLD STANDARD VENTURES CORP.,
as Lender

By:	(signed) “Jonathan Awde”
Authorized Signatory

SCHEDULE A

PROMISSORY NOTE

Cdn.$1,550,000.00

FOR VALUE RECEIVED, BATTLE MOUNTAIN GOLD INC. (the “Borrower”) HEREBY PROMISES TO PAY to GOLD STANDARD VENTURES CORP. (the “Lender”), the principal sum of one million five hundred and fifty thousand dollars ($1,550,000.00) in lawful currency of Canada (the “Principal Sum”), and interest thereon at a rate of 5.00% per annum, upon and subject to the terms and conditions set out in the Convertible Loan Agreement (the “Loan Agreement”) dated for reference April 11, 2017 among the Borrower and the Lender as set out in the Loan Agreement and subject to the following additional terms and conditions:

1.

Lender’s Non-Waiver of Rights - Failure of the Lender to enforce any of its rights or remedies under this Note will not constitute a waiver of the rights of the Lender to enforce such rights and remedies thereafter.

2.	Borrower’s Waiver - Subject to the terms of the Loan Agreement, the Borrower hereby waives demand and presentment for payment, notice of non-payment, protest and notice of protest of this Note.

3.

Enforcement Expenses - In the event of demand by the Lender under this Note in accordance with the terms of the Loan Agreement, the Borrower will pay all costs and expenses incurred by the Lender, including, without limitation, legal fees and expenses on a solicitor and own client basis, in pursuing the Lender’s remedies against the Borrower.

4.	Conversion - This Note, and any indebtedness hereunder, is convertible and shall be converted in accordance with the terms and conditions of the Loan Agreement.

5.	Transferability - This Note is not transferable except in accordance with the terms of the Loan Agreement.

6.

Governing Law - This Note (and any transactions, documents, instruments, or other agreements contemplated in this Note) shall be construed and governed exclusively by the laws in force in British Columbia and the federal laws of Canada applicable therein, and the Supreme Court of British Columbia shall have non-exclusive jurisdiction to hear and determine all disputes arising hereunder. The undersigned irrevocably attorns to the non-exclusive jurisdiction of said court and consents to the commencement of proceedings in such court. This provision shall not be construed to affect the rights of the Lender to enforce a judgment or award outside said province, including the right to record and enforce a judgment or award in any other jurisdiction.

Executed at Vancouver, British Columbia by a duly authorized signatory of the Borrower, as of the 11th day of April, 2017.

BATTLE MOUNTAIN GOLD INC.

By:
Authorized Signatory